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SEC FILE NUMBER
8-44085

ANNUAL AUDITED REPORT

SEC Mail Processing Section FEB 26 2016 Washington DC 404

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirus Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wheeler Road, 4th Floor (South)
(No. and Street)

Burlington	**MA**	**01803**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Fullerton **(781)-418-5900**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

500 Boylston St	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Alan Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SHERRY GOLDBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 1, 2022

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplementary Information

Mirus Securities, Inc.

December 31, 2015

MIRUS SECURITIES, INC.

Financial Statements and Supplementary Information

Table of Contents

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mirus Securities, Inc.

We have audited the accompanying statement of financial condition of Mirus Securities, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The Schedules I, II, and III (together "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Mirus Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mirus Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 24, 2016

MIRUS SECURITIES, INC.

Statement of Financial Condition

December 31, 2015

Assets

Current assets:		
Cash	$	198,270
Fees receivable		94,057
Prepaid expenses		3,511
Total assets	**$**	**295,838**

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable and accrued expenses	$	3,829
Deferred revenue		36,992
Due to related party		570
Total current liabilities	**$**	**41,391**
Stockholder's equity:		
Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		21,146
Retained earnings		233,201
Total stockholder's equity		**254,447**
Total liabilities and stockholder's equity	**$**	**295,838**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statement of Operations

Year Ended December 31, 2015

Revenues	$	**2,082,147**
Operating expenses:		
Consulting fees		2,081,994
Management fees		25,544
Regulatory fees		15,390
Bad debt expense		27,109
Other expenses		16,699
Total operating expenses		**2,166,736**
Loss before provision for income taxes		**(84,589)**
Income tax expense		664
Net loss	$	**(85,253)**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2015

	Common Stock	*Additional Paid-in Capital*	*Retained Earnings*	*Total Stockholder's Equity*
Stockholder's equity at January 1, 2015	**$ 100**	**$ 21,146**	**$ 318,454**	**$ 339,700**
Net loss	-	-	(85,253)	(85,253)
Stockholder's equity at December 31, 2015	**$ 100**	**$ 21,146**	**$ 233,201**	**$ 254,447**

See accompanying notes to the financial statements.

MIRUS SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(85,253)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense		27,109
Prepaid expenses		(566)
Fees receivable		(75,801)
Accounts payable and accrued expenses		355
Deferred revenue		36,992
Due to related party		523
Net cash used operating activities		**(96,641)**
Cash, beginning of year		294,911
Cash, end of year	**$**	**198,270**
Supplemental disclosures of cash flow information:		
Cash paid during the year:		
Income taxes	**$**	**664**

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting Policies

Description of Business

Mirus Securities, Inc. (the "Company") was incorporated as a Massachusetts business in May 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company is a wholly owned subsidiary of Mirus Capital Advisors, Inc. (Advisors) that provides investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see Note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts.

Client Fees Receivable

Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a bad debt allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. Management believes all amounts are collectible as of December 31, 2015.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Accomplishment fee income and related expenses for transactions are recognized on the date the transaction closes, which is generally the trade execution date.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes

The Company files its Federal tax return on a combined basis with its parent, and with the consent of Advisors stockholders, will be taxed under sections of Federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees incurred during the year ended December 31, 2015 amounted to $664.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Note 1 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a qualified sub-chapter S corporation electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

Subsequent Events

The Company evaluated subsequent events through February 24, 2016, the date the financial statements were authorized to be issued.

Note 2 - Related Party Transactions

During 2015, the Company paid Advisors approximately $2,081,994, for management and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2015 $570 was due to Advisors.

Note 3 - Concentrations

For the year ended December 31, 2015, the Company had 4 customers that accounted for 75% of fees receivable and 3 customers that accounted for 67% of total revenue.

Note 4 - Net Minimum Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio (1500%) of its net capital. At December 31, 2015, the Company had net capital of, $156,879, of which $151,879 was in excess of its required net capital. At December 31, 2015, the Company's percentage of aggregate indebtedness to net capital was 26%.

Note 5 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Supplementary Information

MIRUS SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

Schedule I

December 31, 2015

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Mirus Securities, Inc. had the following Excess Net Capital at December 31, 2015:

Total stockholder's equity from the statement of financial condition		**$**	**254,447**
Deductions:			
Non-allowable assets			(97,568)
Net capital			**156,879**
Aggregate indebtedness:			
Included in statement of financial condition:			
Accounts payable, deferred revenue and due to related party			41,391
Computation of basic net capital requirement:			
Minimum net capital required (6-2/3% of aggregate indebtedness)	2,759		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)			5,000
Capital in excess of minimum requirement		**$**	**151,879**
Ratio, aggregate indebtedness to net capital			.26 to 1

See Report of Independent Registered Public Accounting Firm.

MIRUS SECURITIES, INC.

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That Filed in Part IIA of Form X-17A-5

Schedule II

December 31, 2015

Aggregate Indebtedness

There were no material adjustments to the aggregate indebtedness calculation.

Net Capital

There were no material adjustments to the net capital calculation.

MIRUS SECURITIES, INC.

Statement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule III

December 31, 2015

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mirus Securities, Inc.

We have reviewed management's statements, included in the accompanying Mirus Securities, Inc. Exemption Report, in which (1) Mirus Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mirus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 24, 2016

MIRUS SECURITIES, INC.

Statement Pursuant to SEC Rule 17a-5

December 31, 2015

Mirus Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a95, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2) the Company met the exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception.

Mirus Securities, Inc.

By: Alan Fullerton
Title: President

February 24, 2016

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mirus Securities, Inc.

December 31, 2015

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

MIRUS SECURITIES, INC.

Table of Contents

Agreed-Upon Procedures:

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on
Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Mirus Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work paper, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. We noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 24, 2016
Boston, Massachusetts

MIRUS SECURITIES, INC.

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2015

General assessment			$	5,205
Less payments made:				
	Date Paid	Amount		
	7/22/15	$ 1,661		(1,661)
Interest on late payment(s)				-
Total assessment balance and interest due			$	3,544

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.

MIRUS SECURITIES, INC.

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2015

Revenue:		
Consulting income	$	789,713
Accomplishment fees		1,265,650
Reimbursed expenses income		26,784
SIPC net operating revenues	$	2,082,147
General assessment @ .0025	$	5,205